

SECURITI[illegible] ... [illegible]IISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-53457

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 09/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Crescent Securities Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)



8750 N. Central Expwy., Suite 750
(No. and Street)

Dallas	Texas	75231
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

C F & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


PROCESSED
JAN 03 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Travis Nick Duren, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crescent Securities Group, Inc., as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



BEVERLY D DAVIS
NOTARY PUBLIC
State of Texas
Comm. Exp. 05-06-2008

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CRESCENT SECURITIES GROUP, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED SEPTEMBER 30, 2005

CRESCENT SECURITIES GROUP, INC.

CONTENTS



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Crescent Securities Group, Inc.

We have audited the accompanying statement of financial condition of Crescent Securities Group, Inc. as of September 30, 2005 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crescent Securities Group, Inc. as of September 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As explained in Note 8, the Company changed its method of accounting presentation for loans to its Parent company.

CF&Co., LLP

C F & Co., L.L.P.

Dallas, Texas
November 15, 2005

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

CRESCENT SECURITIES GROUP, INC.
Statement of Financial Condition
September 30, 2005

ASSETS

Cash and cash equivalents	$ 103,320
Commissions receivable	15,012
Concessions receivable	726
Prepaid assets	24,316
Receivable from broker/dealer	33,109
Loans to employees	15,703
Loans to officer	5,988
	$ 198,174

The accompanying notes are an integral part of these financial statements.

CRESCENT SECURITIES GROUP, INC.
Statement of Financial Condition
September 30, 2005

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accrued expenses	$ 12,030
Commissions payable	12,286
Accrued state income taxes payable	5,760
	30,076
Stockholders' equity	
Common stock, 100,000 shares authorized with no par value, 1,000 shares issued and outstanding	55,000
Retained earnings	448,760
Loans to Parent	(335,662)
Total stockholders' equity	168,098
	$ 198,174

The accompanying notes are an integral part of these financial statements.

CRESCENT SECURITIES GROUP, INC.
Statement of Income
For the Year Ended September 30, 2005

Revenues		
Securities commissions		$ 1,686,992
Interest income		961
Other		29,576
		1,717,529
Expenses		
Employee compensation and benefits		1,336,308
Commissions and clearance paid to all other brokers		69,267
Communications		7,539
Regulatory fees and expenses		31,870
Other expenses		42,412
Equipment operating expenses		10,377
		1,497,773
Net income before income taxes		219,756
Provision for income taxes		
Federal	$ 62,050	
State	5,760	67,810
Net income		$ 151,946

The accompanying notes are an integral part of these financial statements.

CRESCENT SECURITIES GROUP, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2005

	Common Stock	Retained Earnings	Loans to Parent	Total
Balances at September 30, 2004	$ 55,000	$ 296,814	$ (129,300)	$ 222,514
Additional loans to Parent			(206,362)	(206,362)
Net income		151,946		151,946
Balances at September 30, 2005	$ 55,000	$ 448,760	$ (335,662)	$ 168,098

The accompanying notes are an integral part of these financial statements.

CRESCENT SECURITIES GROUP, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended September 30, 2005

Balance at September 30, 2004	$	0-
Increases		-0-
Decreases		-0-
Balance at September 30, 2005	$	-0-

The accompanying notes are an integral part of these financial statements.

CRESCENT SECURITIES GROUP, INC.
Statement of Cash Flows
For the Year Ended September 30, 2005

Cash flows from operating activities:	
Net income	$ 151,946
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Decrease in consulting fee receivables	1,227
Decrease in prepaids	19,026
Increase in commissions receivable	(15,012)
Increase in concessions receivable	(726)
Increase in loans to employees	(10,703)
Increase in loan to officer	(488)
Increase in receivable from broker/dealer	(33,109)
Increase in accrued expenses	10,071
Decrease in due to Parent	(56,588)
Increase in commissions payable	12,286
Decrease in state income taxes payable	(11,848)
Net cash provided (used) by operating activities	66,082
Cash flows from investing activities:	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities:	
Loans made to Parent	(206,362)
Net cash provided (used) by financing activities	(206,362)
Net decrease in cash and cash equivalents	(140,280)
Cash and cash equivalents at beginning of year	243,600
Cash and cash equivalents at end of year	$ 103,320

Supplemental Disclosures

Cash paid for:	
Income taxes	$ 13,157
Interest	$ -0-

The accompanying notes are an integral part of these financial statements.

CRESCENT SECURITIES GROUP, INC.
Notes to Financial Statements
September 30, 2005

Note 1 - Summary of Significant Accounting Policies

Crescent Securities Group, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission under (SEC) Rule 15c3-3 (k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a wholly-owned subsidiary of Duren/McNairy Holdings, Inc. (the "Parent").

Security transactions are recorded on a trade date basis. Commission income and expenses are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and expenses are recorded on a trade date basis.

The majority of the Company's customers are located in the Dallas metroplex area.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Loans to Parent are reflected as a contra-equity account.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2005, the Company had net capital of approximately $107,039 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .28 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent. There was no payable due to Parent at September 30, 2005 related to income taxes.

Note 5 - Related Party Consulting Agreements

The Parent has agreed by contract to provide telephone service, administrative services, office equipment and other overhead expenses to the Company. Expenses incurred under this contract through September 30, 2005 were $61,366. In addition, at September 30, 2005 $24,316 of expenses were prepaid to Parent.

Note 6 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. Management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Notes 7 - Loan to Parent

The loan of $335,662 to Parent was a non-interest bearing note due with no terms.

Note 8 - Change in Accounting Method

During 2005, the Company changed its method of accounting for loans to Parent. Prior to October 1, 2005, the Company reflected loans to Parent as an asset rather than as a contra-equity account. Management feels the new presentation more accurately reflects the statement of financial position of the Company. The effect of this change was to decrease stockholders' equity by $129,300 as of September 30, 2005.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended

September 30, 2005

Schedule I

CRESCENT SECURITIES GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2005

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital		$ 168,098
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		168,098
Deductions and/or charges		
Non-allowable assets:		
Commissions receivable	$ 15,012	
Prepaid assets	24,316	
Loans to officer	5,988	
Loan to employees	15,703	(61,019)
Net capital before haircuts on securities positions		107,079
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Other securities		40
Net capital		$ 107,039

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accrued expenses	$ 12,030
Commissions payable	12,286
Accrued state income taxes payable	5,760
Total aggregate indebtedness	$ 30,076

Schedule I (continued)

CRESCENT SECURITIES GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2005

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 2,006
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 102,039
Excess net capital at 1000%	$ 104,031
Ratio: Aggregate indebtedness to net capital	.28 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile differences in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 99,027
Adjustment to state income taxes payable	8,012
Net capital per audited report	$ 107,039

Schedule II

CRESCENT SECURITIES GROUP, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2005

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended

September 30, 2005



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors and Stockholders
Crescent Securities Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Crescent Securities Group, Inc. (the "Company"), for the year ended September 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005, to meet the SEC's objectives.

This report is solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is to be and should not be used by anyone other than these specified parties.



CF & Co., L.L.P.

Dallas, Texas
November 15, 2005